UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Updates the Market on the Progress of its Chapter 11 Proceedings

São Paulo, October 23rd, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), announces that it released an updated Business Plan as part of its ongoing comprehensive reorganization process under Chapter 11 in the United States, designed to transform the Company’s financial future and position the business for long-term success.

The Business Plan outlines Azul’s network and capacity plan, along with updated estimates for cost-savings initiatives achieved during the Chapter 11 process. The Business Plan highlights that the Company expects to emerge as a significantly healthier airline with less overall debt, lower lease liabilities, lower aircraft lease payments, and considerably lower leverage. The Company now estimates a net leverage of 2.5x at emergence.

The Company also advises that some negotiations are still ongoing with certain aircraft and engine manufacturers (OEMs) and fleet lessors. While not yet complete, the Company is confident in the successful conclusion of these negotiations in the coming weeks.

In the Business Plan, the Company also disclosed preliminary and unaudited consolidated financial information for 3Q25, with the aim of keeping the market informed about the evolution of its financial and operational performance throughout its restructuring process.

The Company emphasizes that such information:

  is preliminary and has not been audited by its independent auditors;
  was prepared exclusively for the purpose of complying with the requirements of Chapter 11, according to practices and criteria established by the United States rules applicable to that process; and
  should not be directly compared to the regular financial statements previously disclosed by Azul.

The Business Plan and associated materials are available at: https://ri.voeazul.com.br/en/investor-information/media-2/. The information provided does not, under any circumstances, constitute guidance or performance promises and is subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the materials.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, crew members, and the market informed of all material developments in the restructuring process, at the times and to the extent it deems necessary, in full compliance with applicable laws and regulations. Stakeholders seeking specific information regarding the Company’s Chapter 11 proceedings may access the dedicated website www.azulmaisforte.com.br. For information about the case and for the submission of claims, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4; OTC: AZULQ), the largest airline in Brazil in terms of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of around 200 aircraft and over 15,000 crew members, the company operates a network of 250 direct routes. Azul was named by Cirium (a leading aviation data analytics company) as the 2nd most punctual airline in the world in 2023. In 2020, Azul was awarded as the best airline in the world by TripAdvisor, marking the first time a Brazilian airline achieved first place in the Traveller's Choice Awards. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 23, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer